Filed by FirstEnergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allegheny Energy, Inc.

Commission File No: 001-00267

On February 11, 2010 the following fact sheet was distributed to FirstEnergy employees.

The New FirstEnergy

Key Benefits:

•	Accretive to earnings in the first year following the close of the transaction, with greater diversity to earnings and more competitive cost structure

•	70 percent increase in generating resources

•	Improved overall environmental performance of generating fleet

•	35 percent increase in customer base

•	Better platform for future growth – and enhanced earnings growth potential

Basic Facts:

•	Customers: 6.1 million

•	Service Area Square Miles: 67,000

•	Electric Distribution Companies: 10

¡	Ohio Edison, The Illuminating Company, Toledo Edison, Penn Power, Penelec, Met-Ed, Jersey Central Power & Light, West Penn Power, Potomac Edison and Monongahela Power

•	States of Operation: OH, PA, WV, VA, MD, NJ, NY

•	Generating Capacity: 24,102 MW

Financial Information*:

•	Approximately $16 billion in annual revenues

•	$1.4 billion in annual net income

•	More than $45 billion in total assets

•	Solid balance sheet with strong operating cash flows

•	Ability to fund growth in both regulated and unregulated businesses

*	Combined figures as of December 31, 2009

Generation/Environmental:

•	More than 21,000 MW of competitive generating capacity

•	Favorable environmental profile with a diverse mix of fully scrubbed baseload fossil, non-emitting nuclear and renewable generation, including large-scale storage

•	Based on capacity:
¡	68 percent of coal-based fleet is supercritical generation (vs. national: 28 percent)
¡	32 percent of coal-based fleet is sub-critical generation (vs. national: 72 percent)

•	Provider of more than 2,200 MW of renewable resources: hydroelectric, contracted wind and pumped-storage capacity

Regulated Utilities:

•	Nearly 20,000 of transmission line miles

•	Nearly 195,000 of distribution line miles

•	Planned growth in transmission business with major projects underway (Trail, PATH)

Efficiencies:

•	Adjacent geographic footprints enable mutual support and enhanced customer service

•	Processes and systems that can be made more efficient across the broader, combined organization

•	Ability to spread cost of assets over a larger customer base

•	Significant efficiencies and economies of scale as best practices are shared

•	Improved transmission operation and coordination as a result of network’s scale/scope

•	Opportunities to improve operation of supercritical fleet

•	More cost-effective fuel procurement options and operations and maintenance savings

Information Concerning Forward-Looking Statements

In addition to historical information, this document may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny, including future financial and operating results; FirstEnergy’s and

Allegheny’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny shareholder approvals; the risk that FirstEnergy or Allegheny may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither FirstEnergy nor Allegheny undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of FirstEnergy and Allegheny that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny will mail the joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny security holders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009. You can find information about Allegheny’s executive officers and directors in its definitive proxy statement filed with the SEC on March 20, 2009. Additional information about FirstEnergy’s executive officers and directors and Allegheny’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstEnergy and Allegheny using the contact information above.